Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-180300-03 November 8, 2013

$302,250,000

Floating Rate Senior Notes due November 7, 2014

Terms and Conditions

Issuer:	Credit Suisse AG, acting through its New York Branch
Note type:	Floating Rate Senior Notes
Minimum denomination:	$250,000 / 1,000
Trade date:	November 8, 2013
Settlement date:	November 14, 2013
Maturity date:	November 7, 2014
Principal amount:	$302,250,000
Benchmark:	3-Month LIBOR (“3mL”)
Re-offer spread:	+20 bps
Re-offer yield to maturity:	3mL + 20bps
Coupon:	3mL + 20bps
Public offering price:	100.00%
Price to issuer:	99.965%
Underwriting Commission:	0.035%
Net proceeds to Issuer:	$302,144,212
Interest payment dates:	February 7, May 7, August 7 and November 7. First payment on February 7, 2014. Subject to modified following business day convention.
Interest reset dates:	Each interest payment date
Interest determination dates:	Two London Business Days prior to each Interest Reset Date
Day count:	Actual/360
CUSIP:	22547W2U6
ISIN:	US22547W2U68
Sole bookrunner:	Credit Suisse

The issuer has filed a registration statement, including a prospectus, a prospectus supplement, and a preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037